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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                            PLY GEM INDUSTRIES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    729416107
                          -----------------------------
                                 (CUSIP Number)

      Richard L. Bready             COPY TO:         Douglass N. Ellis, Jr.,Esq.
      c/o Nortek, Inc.                                      Ropes & Gray
      50 Kennedy Plaza                                 One International Place
      Providence, RI 02903                                 Boston, MA 02110
      (401) 751-1600                                        (617) 951-7000
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                September 4, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 7
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- ---------------------                                      ---------------------
CUSIP NO. 729416107               SCHEDULE 13D              Page 2 of 7 Pages
- ---------------------                                      ---------------------




- -------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Nortek, Inc.
- -------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]

                                                                  (b)  [ ]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*
                                     WC, AF, OO
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
- -------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.                                   Delaware
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                  7.    SOLE VOTING POWER
    NUMBER OF           100 shares of Common Stock
     SHARES
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8.    SHARED VOTING POWER
      EACH              None
    REPORTING
     PERSON       -------------------------------------------------------------
      WITH        9.    SOLE DISPOSITIVE POWER
                        100 shares of Common Stock

                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        None

- -------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       100 shares of Common Stock

- -------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
       SHARES*

- -------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       100.0 percent of Common Stock
- -------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
                                         CO
- -------------------------------------------------------------------------------

                                      -2-
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     This Amendment No. 1 (the "Amendment") to Schedule 13D amends and supplements the report contained in the Tender Offer Statement on Schedule 14D-1 filed on July 29, 1997, as amended (the "Schedule 14D-1"), by Nortek, Inc., a Delaware corporation ("Nortek") and NTK Sub, Inc., a Delaware corporation ("NTK Sub") and wholly owned subsidiary of Nortek, with respect to NTK Sub's tender offer (the "Offer") for all outstanding shares of common stock, par value $.25 per share (the "Shares") of Ply Gem Industries, Inc., a Delaware corporation (the "Company") at $19.50 per Share, net to the seller in cash. Pursuant to Instruction F to Schedule 14D-1, the final amendment to the Schedule 14D-1, filed on August 27, 1997 satisfied the reporting obligations of Nortek and NTK Sub under Section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by NTK Sub in the Offer. Accordingly, the Schedule 14D-1 and all exhibits thereto are incorporated herein by reference in their entirety. All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        On September 4, 1997, NTK Sub filed with the Secretary of State of the State of Delaware a Certificate of Ownership and Merger effecting the merger of NTK Sub with and into the Company (the "Merger"). Pursuant to the terms of the Merger, each issued and outstanding Share of the Company and each Share held in the Company's treasury was canceled and each issued and outstanding share of NTK Sub, par value $.01 per share, was converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the Company. Pursuant to the terms of the Merger, the Company was the surviving entity in the Merger and the par value of the common stock of the Company changed from $.25 to $.01 per share. As a result of the Merger, Nortek now beneficially owns 100% of the outstanding shares of common stock, par value $.01 per share, of the Company.

     On September 4, 1997, Nortek issued a press release announcing the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Press Release issued on September 4, 1997.


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 1997


                              NORTEK, INC.



                              By:/s/ Kevin W. Donnelly
                                 -----------------------------------------
                                 Title: Vice President and General Counsel



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                                  Exhibit Index
                                  -------------

Exhibit                       Description
- -------                       -----------

   99.1          Press Release issued September 4, 1997.




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